

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

<u>Via E-mail</u>
Mr. John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

  Re: **Buckeye Technologies Inc.**
     Form 10-K for the Fiscal Year Ended June 30, 2010
     Filed September 2, 2010
     Form 10-Q for the Fiscal Quarter Ended September 30, 2010
     Filed November 8, 2010
     File No. 001-14030

Dear Mr. Crowe:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ David Link for

        John Reynolds
        Assistant Director